05005695

Canadian Oil Sands

Email: trudy_currran@cos-trust.com

February 4, 2005

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA

SUPPL

SEC MAIL PROCESSING RECEIVED FEB 07 2005 WASH, D.C. 165 SECTION

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. December 16, 2004 Press Release regarding power interruption;
2. January 28, 2005 Press Release regarding the fourth quarter financial results;
3. February 2, 2005 Press Release regarding the revised coker maintenance schedule; and
4. Notice of Record Date for Annual and Special Meeting dated January 31, 2005; and

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

Trudy M. Curran
General Counsel & Corporate Secretary

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

TMC/cej
Encls.

dlw 2/10

Canadian Oil Sands Limited
2500 First Canadian Centre
350 - 7th Avenue S.W.
Calgary, Alberta, T2P 3N9
Canada
Tel: (403) 218-6200
Fax: (403) 218-6201
www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust confirms 2004 guidance in light of power interruption

Calgary, December 15, 2004 (TSX – COS.UN) —Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") advises that there was an electrical power interruption in Syncrude's owned utilities which resulted in a temporary shut down of several units. While the investigation as to the impact and cause of the power failure continues, it appears that only the LC Finer, an upgrading unit at Syncrude's oil sands facility, will need to be shut down for approximately three weeks for the reloading of catalyst and the startup sequence resulting from the circulation loss caused by the sudden shutdown.

In its current guidance for 2004, the Trust had budgeted for some unscheduled maintenance in its production estimate, which now has materialized. Accordingly, the Trust's 2004 production outlook remains at 87 million barrels for Syncrude, or 31 million barrels net to the Trust, with slightly higher operating costs. Year to date shipments of Syncrude Sweet Blend (SSB) as at November 30, 2004 were 80.5 million barrels.

Canadian Oil Sands provides monthly updates on production volumes and outlook on the Trust's Web site at www.cos-trust.com under "the Syncrude Asset", "SSB Production". This press release is to remind investors and the media to consult the Web site in the future for information of this nature.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 35.49 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 91.4 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

- more -

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements" under applicable securities law. Forward-looking statements in this release include, but are not limited to, statements with respect to: the expected production and operating costs for 2004. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: labour productivity; general economic, business and market conditions; commodity prices; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Randy Provencal
Advisor, Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

fourth quarter report 4

Canadian Oil Sands Trust announces record setting year-end results; construction progress on Upgrader Expansion reaches 75 per cent

Calgary, Alberta (January 28, 2005) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust" or "we") (TSX - COS.UN) today announced its fourth quarter financial results that included records in crude oil production, funds from operations and net income. A distribution of $0.50 per Trust unit for the quarter ended December 31, 2004 will be paid on February 28, 2005 to unitholders of record on February 9, 2005.

"This was a year marked by solid operating results at Syncrude that included record-setting production of 87.2 million barrels for the year, and exceptional construction progress on our Upgrader Expansion project," said Marcel Coutu, President and Chief Executive Officer. "Starting from a completion level of about 35 per cent a year ago, the project is now about 75 per cent complete and we anticipate approaching mechanical completion in late 2005, followed by commissioning and start-up of all units by mid-2006. With continued stable operations and crude oil prices levels, we expect to fund the remainder of this expansion without any new equity."

2004 year-over-year results

- Funds from operations in 2004 almost doubled over 2003 to $6.47 per Trust unit, or a record total of $576 million, reflecting higher Syncrude production and increased crude oil prices.
- Net income in 2004 was up more than 60 per cent, to a record $509 million compared to $310 million in 2003.
- Sales volumes net to the Trust increased 27 per cent to a record 31 million barrels in 2004, or an average of 85,000 barrels per day, reflecting good operations and the absence of a coker turnaround during the year.
- Netback per barrel increased 43 per cent to $23.70 per barrel, given higher commodity prices and lower operating costs, while partially offset by a higher Canadian dollar.
- Capital expenditures totalled $942 million in 2004, up 20 per cent over the previous year. Approximately 74 per cent of these expenditures were directed to the Stage 3 expansion on which spending is now declining as the project approaches completion.
- The Trust's net realized selling price, including average crude oil hedging losses of $8.86 per barrel, increased 14 per cent to $43.68 per barrel.

- Year-end net debt to book capitalization improved slightly to 39 per cent, compared to 40 per cent at December 31, 2003.
- Total unitholder return was 54 per cent in 2004, up from 20 per cent in 2003. "Canadian Oil Sands continued to provide outstanding returns to its Unitholders in 2004, outperforming key benchmarks such as the S&P/TSX Oil & Gas Index and the S&P/TSX Capped Energy Trust Index," said Coutu.

Overview of fourth quarter 2004 results

- Syncrude's production in the fourth quarter of 2004 was 20.9 million barrels, or 7.4 million barrels (80,700 barrels per day) net to the Trust. The results are marginally lower than our forecast of approximately 21 million barrels, due primarily to extended maintenance start-up sequences for the LC-Finer in October and December.
- Net income in the fourth quarter was $122 million, compared to $57 million in the same quarter of 2003, largely as a result of higher commodity prices and improved production. On a per Trust unit basis, net income was $1.34, compared to the $0.65 reported in the same quarter of 2003.
- Funds from operations per Trust unit were 161 per cent higher for the fourth quarter of 2004 compared to 2003, reaching $1.33 or a total of $122 million.
- The Trust's realized selling price after hedging for the quarter was $46.29, an increase of 32 per cent over the same period in 2003.

CANADIAN OIL SANDS TRUST
Highlights

(thousands of Canadian dollars, except Trust unit and volume amounts)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2004	2003	2004	2003
Net Income	$ 122,075	$ 56,894	$ 509,215	$ 310,138
Per Trust unit- Basic and Diluted	$ 1.34	$ 0.65	$ 5.72	$ 3.89
Funds From Operations	$ 121,612	$ 44,699	$ 575,785	$ 272,851
Per Trust unit	$ 1.33	$ 0.51	$ 6.47	$ 3.43
Distributable Income	$ 45,724	$ 43,598	$ 180,437	$ 169,885
Per Trust unit	$ 0.50	$ 0.50	$ 2.00	$ 2.00
Syncrude Sweet Blend Sales Volumes *				
Total (MMbbls)	7.2	6.3	31.0	24.4
Daily average (bbls)	78,294	68,990	84,575	66,793
Per Trust unit (bbls/Trust unit)	0.1	0.1	0.4	0.3
Operating Costs per barrel	$ 21.27	$ 22.93	$ 19.40	$ 21.12
Net Realized Selling Price per barrel				
Sales revenue	$ 59.88	$ 40.59	$ 53.57	$ 43.65
Transportation and marketing expenses	(1.47)	(1.86)	(1.45)	(1.47)
Realized selling price before hedging	$ 58.41	$ 38.73	$ 52.12	$ 42.18
Crude oil price hedging gains (losses)	(12.83)	(4.13)	(8.86)	(4.10)
Currency hedging gains (losses)	0.71	0.44	0.42	0.15
Net realized selling price	$ 46.29	$ 35.04	$ 43.68	$ 38.23
West Texas Intermediate ($US per barrel)	$ 48.27	$ 31.18	$ 41.47	$ 30.99

* The Trust's sales volumes may differ from its production volumes due to changes in inventory, which are primarily in-transit pipeline volumes.

2005 Outlook

Syncrude production in the first quarter of the year is expected to be approximately 20 million barrels, or about 7.1 million barrels net to the Trust. This estimate takes into consideration the start-up of the LC-Finer, as well as scheduled maintenance on three hydrotreating units in January. The maintenance turnaround for Coker 8-2 is planned for the beginning of the second quarter, although it is nearing the end of its run and this work may occur sooner. The Trust's 2005 production forecast for Syncrude is between 80 and 86 million barrels, (28.4 to 30.5 million barrels net to the Trust), with a specific budget of 84 million barrels. The low end of this range incorporates the possibility of a second coker turnaround, which would have a production impact of about four million barrels; the planned schedule for the second coker turnaround is early 2006.

The Trust's production outlook, together with a crude oil price forecast of US$40 per barrel WTI and a US$0.80/Cdn currency exchange rate, result in projected net revenues of approximately $1.4 billion for 2005. Canadian Oil Sands projects operating expenses to be approximately $611 million, or $20.50 per barrel, for the 2005 calendar year, assuming an average natural gas cost of $7.00 per gigajoule.

The above forecast is very sensitive to several key factors that affect the Trust's performance. The following table provides an analysis of these key factors. In addition to the factors described in the table, the supply/demand equation for synthetic crude oil in the North American markets also could impact the price differential for Syncrude Sweet Blend ("SSB") relative to the WTI crude oil benchmark.

Q4 2004 - 2005 Forecast Sensitivity	Annual [2]	Funds from Operations Increase		Net Income Increase/(Decrease)	
Variable [1]	Sensitivity	$ millions	$/Trust unit	$ millions	$/Trust unit
Syncrude operating costs decrease	C$1.00/bbl	31	0.33	31	0.33
Syncrude operating costs decrease	C$50 million	18	0.20	18	0.20
WTI crude oil price increase	US$1.00/bbl	38	0.41	38	0.41
Syncrude production increase	2 million bbls	32	0.35	28	0.31
Canadian dollar weakening	US$0.01/C$	17	0.18	2	0.02
AECO natural gas price decrease	C$0.50/GJ	11	0.12	11	0.12

[1] An opposite change in each of these variables will result in the opposite funds from operations and net income impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact. Variable changes apply only to unhedged positions.

In 2005, we estimate our share of Syncrude capital expenditures to total approximately $685 million, of which approximately 66 per cent will be directed to the Stage 3 expansion.

Given the Trust's strong balance sheet and current robust energy prices, and only one year remaining in the Stage 3 expansion's capital expenditure program, the Trust's financing risk for this expansion has diminished significantly. Therefore our hedging strategy to mitigate this risk has run its course, and as of January 1, 2005 the Trust is unhedged against crude oil prices. In addition, under the current

environment, no new equity outside of the DRIP should be required to fund the balance of the expansion project.

Canadian Oil Sands does not anticipate any significant revisions to our reserves at December 31, 2004.

More information on the Trust's outlook is provided in the Management's Discussion and Analysis section of the fourth quarter 2004 report and the January 28, 2005 guidance document, which is available on the Trust's Web site at www.cos-trust.com under investor information, guidance document.

Syncrude sets new production record of 87.2 million barrels

Figures provided below are the gross Syncrude numbers and are not the Trust's net share.

Fourth quarter SSB production was impacted by repairs to a leaking heat exchanger on the LC-Finer and its subsequent delayed start-up in October and again in December due to a power outage. The result was quarterly production of 20.9 million barrels, or approximately 227,000 barrels per day, marginally below the Trust's forecast of 21 million barrels. That compares to 18.8 million barrels, or approximately 204,000 barrels per day, for the same period in 2003.

SSB production for 2004 totalled a record 87.2 million barrels, or approximately 238,000 barrels per day, compared to 77.3 million barrels or 212,000 barrels per day in 2003, and 83.8 million barrels in 2002, the highest annual production previously achieved. The 13 per cent increase over 2003 levels is due largely to reliable operations in the first half of the year, coupled with the absence of a coker turnaround in 2004.

"What is especially satisfying about this production record is that it occurred at a time when we had upwards of 6,500 additional construction people on site working on our UE-1 expansion," said Jim Carter, Syncrude President and Chief Operating Officer. "These results are a testament to the determination of Syncrude staff and our contractors to work through these busy times to make 2004 a success."

UE-1 construction now 75 per cent complete

The Upgrader Expansion ("UE-1") component of Syncrude's Stage 3 project continued to make significant progress in the fourth quarter, with costs remaining in line with the revised plan announced in March 2004. By the end of December 2004, UE-1 construction was approximately 75 per cent complete. By late 2005, many of the newly constructed and revamped UE-1 units are expected to go through start-up procedures, marking a major transition from construction to operations. Commissioning is scheduled to continue into the next year and should be fully completed by mid-2006.

"The upcoming year promises to be one of the most exciting in Syncrude's history, as construction of our largest expansion project approaches completion," said Charles Ruigrok, Syncrude's Chief Executive Officer. "There's still a lot of work ahead of us, but we accomplished a great deal in 2004. Forty per cent

of the UE-1 construction was completed last year alone, putting us in a good position for success in 2005."

As at December 31, 2004, the Syncrude Joint Venture had expended approximately $6.3 billion of the total $7.8 billion estimated project cost for the Stage 3 expansion, which includes $700 million for the Aurora 2 mining train, completed in late 2003. Net to Canadian Oil Sands, the total cost for the Stage 3 expansion is equivalent to approximately $2.8 billion, with $2.2 billion expended to the end of the fourth quarter of 2004.

The Stage 3 expansion should result in annual Syncrude production growing to approximately 128 million barrels, or 45 million barrels net to the Trust, with operating costs of about $14 per barrel, excluding energy expenses, and improved product quality to a new ultra-low sulphur crude oil known as "Syncrude Sweet Premium".

Distribution reinvestment plan

The Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") allows unitholders to reinvest their distributions to receive new units at 95 per cent of the weighted average market price, or for Canadian resident unitholders only, the alternative of receiving, in cash, up to 102 per cent of the declared distribution.

Eligible unitholders who wish to participate in the Trust's DRIP must file their election form, in the case of registered unitholders, with Computershare Trust Company of Canada at the number or address noted on the enrolment forms **before the February 9, 2005 record date**. Unitholders who hold their units in the name of a broker should contact their broker to ensure that the proper election forms are completed and sent in before February 9, 2005. Information on the plan and enrolment forms is available on the Trust's website or by calling Investor Relations.

Tax status of 2004 distributions

The Trust estimates that 80 to 90 per cent of the distributions in respect to 2004 will be taxable as income, with the remainder classified as tax-deferred return of capital. The actual income tax status of the distributions will be determined and reported to unitholders prior to the end of the first quarter of 2005. **Unitholders should note that the distribution payable on February 28, 2005 relates to the period ended December 31, 2004 and is consequently taxable in the 2004 year.** As such, unitholders receiving the February 28, 2004 distribution will receive a separate supplemental tax slip for this distribution.

The income tax liability of each unitholder will depend on the unitholder's specific circumstances, and accordingly, each unitholder should obtain independent advice regarding their specific income tax consequences.

Income Trusts to be added to S&P/TSX Composite Index

On January 26, 2005, Standard & Poor's ("S&P") announced that it intends to include income trusts in the S&P/TSX Composite Index. This change is anticipated to occur by mid-2005 following consultation with various stakeholders. Canadian Oil Sands strongly supports this move which we believe will result in a more representative Canadian "equity" asset class. Previously, a number of institutional investors were precluded from investing in income trusts since such trusts were not included in the broad equity index against which they were benchmarked.

Foreign ownership developments

In the third quarter of 2004, the federal government tabled draft legislation which restricted the level of foreign ownership of mutual fund trusts on a continuous monitoring basis to 50 per cent. As noted in our third quarter report, we strongly opposed this legislation and viewed any restriction on accessing the larger international capital markets as harmful to the Canadian economy and unnecessary in light of the proposed implementation of a 15 per cent withholding tax on all distributions made to non-resident Canadian unitholders. Following consultation between the federal government and industry, including discussions with representatives of Canadian Oil Sands and a number of other mutual fund trusts, investment bankers and members of the business community, the federal government implemented the 15 per cent withholding tax but left the current legislation regarding foreign ownership unchanged. In our view, the 15 per cent withholding tax on distributions made to non-residents places the federal government in a revenue neutral position. We plan to continue consultations with the federal government on our own and as part of industry groups such as the Canadian Association of Income Funds with a view to having open access to global capital markets and thereby allowing higher levels of foreign ownership in trusts. Further information and discussion is contained in the MD&A under the heading Foreign ownership restrictions.

ADVISORY - Certain information regarding the Trust and Syncrude set forth above, including management's assessment of the Trust's future production, operations and costs from 2005, the level of foreign ownership and the progress for UE-1 construction in 2005 and 2006, may constitute forward-looking statements under applicable securities law. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions. These statements represent management's current expectations and beliefs based on information known today. However, by their nature, forward-looking statements necessarily involve risks and uncertainties, known and unknown, which may cause actual performance and financial results in future periods to materially differ from the estimations or results expressed or implied by such forward-looking statements. Readers are directed to the advisory statement contained in the management's discussion and analysis attached hereto as well as to the risk factors and advisory contained in the 2003 annual report of the Trust and the risk factors outlined in the annual information form dated March 22, 2004. The Trust assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for years ended December 31, 2004 and December 31, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the expected royalty payments in 2005 and beyond, the estimated construction completed at year-end 2004 as compared to the final construction at the end of the project, the placement of hedges whether for crude oil or natural gas in 2005 and beyond, the expected production level at Syncrude for 2005, the expected timing and associated production impact of coker turnarounds, the amount of reserves recoverable and the estimate of reserves, the anticipated completion and cost of the UE-1 construction, the expected level of oil and natural gas prices for 2005; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash flow and net income; the expected capital expenditures in 2005; the anticipated levels of foreign ownership, the anticipated impact of having income trusts in the S&P/TSX Composite Index, and the anticipated taxability of distributions paid by the Trust. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the supply and demand metrics for oil and natural gas; the ability of the other joint venture owners of Syncrude to modify the 2005 budget at Syncrude; the uncertainty of labour supply and cost, normal risks associated with litigation, general economic, business and market conditions; regulatory changes; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust unit and volume amounts)	2004				2003 [1]			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net revenues	$ 333.4	$ 359.3	$ 340.8	$ 318.5	$ 222.4	$ 300.4	$ 232.9	$ 176.4
Net income	$ 122.1	$ 185.7	$ 98.0	$ 103.4	$ 56.9	$ 106.0	$ 63.7	$ 83.5
Per Trust unit, Basic and Diluted	$ 1.34	$ 2.06	$ 1.12	$ 1.18	$ 0.65	$ 1.23	$ 0.80	$ 1.28
Funds from operations	$ 121.6	$ 157.4	$ 155.0	$ 141.8	$ 44.7	$ 120.3	$ 56.3	$ 51.6
Per Trust unit	$ 1.33	$ 1.75	$ 1.77	$ 1.62	$ 0.51	$ 1.39	$ 0.71	$ 0.79
Daily average sales volumes (bbls)	78,294	86,635	85,116	88,302	68,990	86,196	64,777	46,752
Net realized selling price, after hedging ($/bbl)	$ 46.29	$ 45.07	$ 44.00	$ 39.64	$ 35.04	$ 37.87	$ 39.51	$ 41.90
Operating costs ($/bbl)	$ 21.27	$ 20.60	$ 19.00	$ 16.91	$ 22.93	$ 15.86	$ 24.05	$ 24.21

[1] Restated for change in accounting policy. See Note 2(a) to the consolidated financial statements.

REVIEW OF RESULTS

Canadian Oil Sands' fourth quarter net income and funds from operations in 2004 improved over the comparable period in 2003, primarily as a result of higher crude oil prices and increased Syncrude production. Net income in the fourth quarter of 2004 was $122 million, or $1.34 per Trust unit ("Unit"), compared to $57 million, or $0.65 per Unit in the same quarter of 2003. Funds from operations in the fourth quarter of 2004 were $122 million, or $1.33 per Unit, an increase of $77 million, or $0.82 per Unit

over the same period in 2003. Syncrude's production in the fourth quarter of 2004 was impacted by extended maintenance work on its LC-Finer that had commenced in the third quarter, and a further shutdown on that unit in December as a result of a power outage caused by a Syncrude electricity transformer. However, in the fourth quarter of 2003 there was an unanticipated coker turnaround, which had a more significant impact on production than the operational issues that arose during the current quarter.

Syncrude produced 20.9 million barrels, or approximately 227,000 barrels per day, in the fourth quarter of 2004, an increase of 2.1 million barrels compared to the same period of 2003. Fourth quarter production was marginally lower than our forecast of approximately 21 million barrels mainly due to the operational issues which impacted the LC-Finer. Net to the Trust, based on its 35.49 per cent interest, production was 7.4 million barrels, or approximately 80,700 barrels per day. Annually, Syncrude achieved a production record of 87.2 million barrels, which was in line with the Trust's forecasted volumes of 87.3 million barrels as discussed more fully in this MD&A. The Trust's production volumes may differ from its sales volumes due to changes in inventory, which are primarily in-transit pipeline volumes.

Net income before unrealized foreign exchange gains and losses and future income tax expense and recoveries, which management believes is a better measure of operational performance than net income, was $75 million, or $0.83 per Unit in the fourth quarter of 2004, compared to $3.7 million, or $0.04 per Unit, in the same period of 2003. The table below reconciles net income before unrealized foreign exchange gains and losses and future income tax expense and recoveries. As a result of a change in accounting policy related to asset retirement obligations, described in Note 2(a) of the interim consolidated financial statements, the 2003 comparative figures have been restated.

(in millions)	Three Months Ended December 31		Twelve Months Ended December 31	
	2004	2003 Restated See Note 2(a)	2004	2003 Restated See Note 2(a)
Net income per GAAP	$ 122.1	$ 56.9	$ 509.2	$ 310.1
Add (Deduct):				
Foreign exchange loss (gain) on long-term debt	(56.9)	(40.2)	(89.2)	(147.2)
Future income tax expense (recovery)	10.2	(13.0)	(27.3)	(2.2)
Net income before foreign exchange and future income taxes	$ 75.4	$ 3.7	$ 392.7	$ 160.7

The earnings reflected in the above table are a measurement that is not defined by Canadian generally accepted accounting principles ("GAAP"). The Trust also reports funds from operations on a total and per unit basis, which are measures that do not have any standardized meaning under Canadian GAAP. Funds from operations are calculated from the Trust's cash flow statement as cash from operating

activities before changes in working capital. In management's opinion, it is a key performance indicator of the Trust's ability to generate cash to finance its operations and pay distributions. The earnings in the table above and the Trust's funds from operations may not be directly comparable to similar measures presented by other companies or trusts.

Net Revenues

($ millions)	Three Months Ended December 31			Twelve Months Ended December 31		
	2004	2003	Variance	2004	2003	Variance
Sales revenue	$ 431.3	$ 257.6	$ 173.7	$ 1,658.2	$ 1,064.2	$ 594.0
Transportation and marketing fees	(10.6)	(11.8)	1.2	(44.9)	(35.8)	(9.1)
	420.7	245.8	174.9	1,613.3	1,028.4	584.9
Crude oil hedging gains (losses)	(92.4)	(26.2)	(66.2)	(274.3)	(99.9)	(174.4)
Currency hedging gains (losses)	5.1	2.8	2.3	13.0	3.6	9.4
Total hedging gains (losses)	(87.3)	(23.4)	(63.9)	(261.3)	(96.3)	(165.0)
Net revenues	$ 333.4	$ 222.4	$ 111.0	$ 1,352.0	$ 932.1	$ 419.9
Sales volumes (MMbbls)	7.2	6.3	0.9	31.0	24.4	6.6
($ per barrel)						
Sales revenue	$ 59.88	$ 40.59	$ 19.29	$ 53.57	$ 43.65	$ 9.92
Transportation and marketing fees	(1.47)	(1.86)	0.39	(1.45)	(1.47)	0.02
Realized selling price before hedging losses	58.41	38.73	19.68	52.12	42.18	9.94
Crude oil hedging gains (losses)	(12.83)	(4.13)	(8.70)	(8.86)	(4.10)	(4.76)
Currency hedging gains (losses)	0.71	0.44	0.27	0.42	0.15	0.27
Total hedging gains (losses)	(12.12)	(3.69)	(8.43)	(8.44)	(3.95)	(4.49)
Net realized selling price	$ 46.29	$ 35.04	$ 11.25	$ 43.68	$ 38.23	$ 5.45

Net revenues before hedging increased by $175 million in the fourth quarter of 2004 compared to the same quarter in 2003, due to a significantly higher realized price which was supported by an increase in sales volumes. The West Texas Intermediate ("WTI") price, which the selling price for our Syncrude Sweet Blend ("SSB")™ product closely follows, averaged US$48.27 per barrel in the fourth quarter of 2004, a 55 per cent increase over the average WTI price in the same period in 2003. The significant increase in the benchmark crude price in the fourth quarter of 2004 compared to the prior year quarter was somewhat lessened by the strengthening of the Canadian dollar relative to the U.S. dollar. The Canadian dollar averaged $0.82 US/Cdn in the fourth quarter of 2004 relative to the same period in 2003 when the foreign exchange rate averaged $0.76US/Cdn.

Our realized selling price reflects a narrowing of the weighted-average discount to which our SSB product traded against average Canadian dollar WTI. Our price reflected a discount of $0.49 per barrel and $2.42 per barrel in the fourth quarter of 2004 and 2003, respectively. The improvement in our price differential is a result of lower supply of light synthetic crude oil from a number of producers, and an increase in demand for distillates relative to diesel products during the fourth quarter of 2004. Our SSB product is a

distillate rich crude oil, and therefore, benefited from the strong distillate market prices. In the prior year quarter, the price differential relative to Canadian dollar WTI prices was strongly impacted by the additional synthetic crude oil volumes that had come into the market during 2003 from other producers. Our realized selling price before hedging for the quarter was $58.41 per barrel, an increase of $19.68 per barrel or 51 per cent, over the comparable period in 2003.

Sales volumes in the fourth quarter of 2004 were approximately 78,000 barrels per day, an increase of 13 per cent compared to the same period of 2003. The coker turnaround in the fourth quarter of 2003 had more of an impact on Syncrude's production than the LC-Finer maintenance work which took place in the fourth quarter of 2004.

On an annual basis, net revenues before hedging were $1.6 billion in 2004, an increase of $0.6 billion compared to the same period in 2003. The significant improvement in 2004 compared to 2003 is primarily a result of higher crude prices and sales volumes, which averaged approximately 85,000 barrels per day in 2004, an improvement of 27 per cent compared to 2003. The increase in sales volumes resulted both from record production volumes at Syncrude and the Trust's larger ownership of Syncrude. The Trust owned 35.49 per cent of Syncrude in 2004 compared to an average ownership interest of 32 per cent in 2003.

The Trust's realized selling price before hedging for 2004 averaged $52.12 per barrel, or $9.94 per barrel higher than the average price in 2003. WTI prices averaged US$41.47 per barrel in 2004, compared to US$30.99 per barrel in the same period of 2003. Partially offsetting the increase of U.S. dollar WTI prices in 2004 was a stronger Canadian dollar that averaged $0.77 US/Cdn compared to $0.71 US/Cdn in 2003. For the year ended December 31, 2004, our SSB product traded at a weighted-average discount of $1.85 per barrel compared to Canadian dollar average WTI prices, which also partially offset the increase in U.S. dollar WTI prices during this period. In 2003, we realized a weighted-average discount of $0.67 per barrel in our selling prices when compared to Canadian dollar average WTI prices.

The results of our crude oil and foreign exchange hedges in total reduced our realized selling price in the fourth quarter of 2004 by $12.12 per barrel, compared to a reduction of $3.69 per barrel in the same period of 2003. For the year, these hedges resulted in a decrease of net revenues of $261 million, or $8.44 per barrel, compared to a decrease of net revenues of $96 million, or $3.95 per barrel, in 2003. The financial results of our crude oil and foreign currency hedges are more fully discussed in the Risk Management section of the MD&A.

Operating costs

	Three Months Ended December 31				Twelve Months Ended December 31			
	2004		2003		2004		2003	
	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB
Bitumen Costs [1]								
Overburden removal	1.72		2.13		1.78		2.33	
Bitumen production	6.27		5.50		6.12		6.17	
Purchased energy [3]	2.32		1.57		1.89		1.67	
	10.31	12.20	9.20	10.79	9.79	11.58	10.17	12.13
Upgrading Costs [2]								
Bitumen processing and upgrading		3.63		4.22		3.27		3.82
Turnaround and catalysts		0.51		1.76		0.71		1.86
Purchased energy [3]		1.96		2.27		2.00		2.45
		6.10		8.25		5.98		8.13
Other and research		1.94		1.65		1.05		0.81
Change in treated and untreated inventory		(0.01)		(0.04)		0.05		(0.05)
Total Syncrude operating costs		20.23		20.65		18.66		21.02
Natural gas hedging gains		-		-		-		(0.23)
Canadian Oil Sands adjustments [4]		1.04		2.28		0.74		0.33
Total operating costs		21.27		22.93		19.40		21.12
	Bitumen	SSB	Bitumen	SSB	Bitumen	SSB	Bitumen	SSB
Syncrude production volumes (thousands of barrels per day)	269	227	239	205	282	238	252	212

1 Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SSB based on the yield of SSB from the processing and upgrading of bitumen.

2 Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SSB. It also includes the costs of major refining equipment turnarounds and catalyst replacement.

3 Natural gas costs averaged $6.40/GJ and $5.27/GJ in the fourth quarter of 2004 and 2003, respectively. Annually, prices averaged $6.28/GJ in each of 2004 and 2003.

4 Canadian Oil Sands' adjustments primarily relate to pension costs, site restoration costs, changes in linefill inventory, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and we report based on sales volumes.

Operating costs in the fourth quarter of 2004 were lower by $1.66 per barrel compared to the same period of 2003 primarily as a result of higher production volumes and lower turnaround and maintenance costs, offset slightly by higher purchased energy costs. The unanticipated extended Coker 8-1 turnaround that occurred in the fourth quarter of 2003 resulted in higher turnaround maintenance costs and lower Syncrude production volumes compared to the impact that the LC-Finer turnaround and electrical outage had on costs and volumes in the current quarter. Natural gas prices in the fourth quarter of 2004 averaged $6.40 per gigajoule ("GJ") compared to $5.27 per GJ in the same period in 2003.

Annually, operating costs totalled $19.40 per barrel, a decrease of $1.72 per barrel compared to 2003. The primary driver of the decrease in costs per barrel was the absence of a coker turnaround at Syncrude in 2004 which increased volumes. Compared to our anticipated annual operating costs of $19.00 per barrel, actual costs were higher primarily as a result of the unexpected LC-Finer complications in the fourth quarter.

Non-production costs

Non-production costs in the fourth quarter of 2004 were approximately $16 million, an increase of approximately $4 million compared to the same period in 2003. On a per barrel basis, non-production costs were $2.21 and $1.85 for 2004 and 2003, respectively. The increase in costs quarter-over-quarter is mainly a result of increased net research and development costs in the fourth quarter of 2004, compared to the prior year's quarter. Year-to-date, non-production costs totalled $48 million in 2004 and $38 million in 2003. The increase is largely a result of having a larger Syncrude working interest in 2004 compared to the prior year. Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as pre-feasibility engineering, technical and support services, research and development, and regulatory and stakeholder consultation expenditures.

Crown Royalties expense

Crown royalties expense rose in the fourth quarter of 2004 as a result of a one-time payment of $1.7 million related to a settlement with the Crown pertaining to prior years, as well as higher gross revenues. Annually, Crown royalties are higher in 2004 than 2003 primarily as a result of the increase in gross revenues. Included in 2003 was a charge of approximately $1.5 million relating to an adjustment to the calculation of the Crown royalties in 2000. Crown royalties expense continued to reflect the one per cent of gross revenue royalty rate in each of 2004 and 2003. As Syncrude is currently undertaking a significant capital program, we expect to pay only the minimum one per cent royalty on our gross revenues in 2005, based on our current forecast. A description of the Crown royalties can be found in Note 18 of the audited consolidated financial statements for the year ended December 31, 2003.

Interest expense, net

($ millions)	Three Months Ended December 31		Twelve Months Ended December 31	
	2004	2003	2004	2003
Interest expense	$ 26.5	$ 21.6	$ 98.9	$ 72.0
Interest income and other	(0.9)	(0.7)	(3.6)	(4.2)
Interest expense, net	$ 25.6	$ 20.9	$ 95.3	$ 67.8

The increase in interest expense on a quarterly and year-to-date basis primarily reflects the higher debt levels outstanding during 2004 compared to 2003 as a result of debt issued in January, June and August of 2004 and during 2003, in addition to the utilization of our credit facilities. The new debt was issued to fund our share of Syncrude's Stage 3 capital program and to fund a portion of the acquisitions of the 10 and 3.75 per cent Syncrude working interests acquired in February and July of 2003, respectively. Our financings are more fully discussed in the Liquidity and Capital Resources section of this MD&A.

Depreciation, depletion and accretion expense

($ millions)	Three Months Ended December 31		Twelve Months Ended December 31	
	2004	2003	2004	2003
Depreciation and depletion expense	$ 40.8	$ 25.8	$ 170.3	$ 91.7
Accretion expense	0.4	0.2	1.6	0.8
	$ 41.2	$ 26.0	$ 171.9	$ 92.5

Excluding accretion expense, depreciation and depletion ("D&D") expense for the three months ended December 31, 2004 increased by approximately $15 million compared to the same period in 2003 as a result of a significantly higher D&D rate and increased Syncrude production volumes. Annually, in addition to a higher D&D rate and higher Syncrude production volumes, a larger Syncrude working interest in 2004 contributed to an increase of approximately $79 million in D&D expense for 2004 compared to the same period of 2003.

The effective D&D rate in the fourth quarter of 2004 was $5.49 per barrel compared to $4.00 per barrel in the fourth quarter of 2003. Annually, the D&D rate was $5.50 per barrel and $3.69 per barrel for 2004 and 2003, respectively. The increase in the D&D rate for the quarter and the year-ended 2004 relative to the same periods in 2003 reflects the full inclusion of our share of current estimated total Stage 3 costs of approximately $2.8 billion, partially offset by an increase to the depletable reserve base. As of December 31, 2003, the Trust's reserves were 1.8 billion barrels of total proved plus probable reserves related to our 35.49 per cent Syncrude working interest.

We depreciate and deplete our production assets and future development costs on a unit-of-production basis, based on proved plus probable reserves since National Instrument 51-101 provides that the total of proved plus probable reserves is the most likely estimate of an entity's reserve base. In prior years, we depreciated and depleted our assets based on proved reserves. These revisions to our D&D rate calculation have been accounted for as a change in estimate on a prospective basis.

Canadian Oil Sands does not anticipate any significant revisions to our reserves at December 31, 2004.

Also included in depreciation, depletion and accretion expense are amounts related to our asset retirement obligation. Effective January 1, 2004, we retroactively adopted the Canadian Institute of Chartered Accountant's ("CICA") new accounting standard for asset retirement obligations ("ARO") as explained in Note 2(a) of the interim consolidated financial statements. In prior years, a future site reclamation provision was calculated on a unit-of-production basis using total estimated future reclamation expenditures and proved reserves. The provision was recorded in net income and accumulated on the Consolidated Balance Sheet as a future site reclamation liability. Under the new

accounting standard, the discounted estimated fair value of the future reclamation liability is now recorded on our Consolidated Balance Sheet as an increase to capital assets and as an asset retirement obligation. The depreciation expense on the asset and the accretion expense on the obligation are recorded in depreciation, depletion and accretion expense. Prior year's financial statements have been restated for the change in accounting policy. For 2003, the depreciation and accretion expense recorded under the new ARO accounting standard compared to the reclamation provision booked under the former accounting policy differed by approximately $2.2 million. At December 31, 2004 the asset retirement obligation recorded on the Consolidated Balance Sheet was $44 million.

Canadian Oil Sands deposits $0.1322 per barrel of production into mining reclamation trust accounts for its 35.49 per cent Syncrude working interests. Including interest earned on the trust accounts, the reclamation fund accounts totalled $21 million at December 31, 2004 as shown on the Consolidated Balance Sheet under the heading "Reclamation trust".

Foreign exchange gains/losses

In the fourth quarter of 2004, we recorded a foreign exchange gain of $50 million, compared to a gain of $38 million in the same period in 2003. Annually, foreign exchange gains of $80 million and $135 million were recorded for 2004 and 2003, respectively. As required by Canadian generally accepted accounting principles, Canadian Oil Sands' U.S. denominated monetary balances are revalued at the foreign exchange rate at each period end, and the translation gains or losses are recorded in the current period's earnings. Our most significant U.S. denominated monetary balances that give rise to most of the foreign exchange impacts are our U.S. Senior Notes.

At December 31, 2004 and December 31, 2003, we had US$944 million and US$694 million in U.S. denominated Senior Notes, respectively. The stronger Canadian dollar at December 31, 2004 compared with September 30, 2004 and December 31, 2003 created non-cash foreign exchange gains on the U.S. denominated Senior Notes of $57 million and $89 million in the three and twelve months ended December 31, 2004, respectively. At December 31, 2003, the stronger Canadian dollar, compared with September 30, 2003 and December 31, 2002, created non-cash foreign exchange gains on the U.S. debt of $40 million and $147 million for the fourth quarter and year-end of 2003, respectively. We also have U.S. denominated cash, accounts receivable, and interest payable accounts that are revalued at the end of each period. The transactions on these accounts give rise to realized foreign exchange gains and losses which comprise the remaining balance of the foreign exchange gains and losses on the income statement.

Large Corporations Tax and other

Large Corporations Tax ("LCT") expense in the fourth quarter of 2004 reflects the estimated LCT payable by the Trust's operating subsidiary, Canadian Oil Sands Limited ("COSL"). As a result of the 13.75 per cent Syncrude working interest acquisitions in 2003 and Stage 3 capital expenditures, COSL's taxable capital base in 2004 is significantly higher than the comparable period of 2003. However, during 2004 the federal government enacted a reduction to the Large Corporations Tax rate to 0.2 per cent from 0.225 per cent, and the taxable capital threshold was increased from $10 million to $50 million for the 2004 taxation year. These favourable tax changes lessened the increase in LCT expense that would have otherwise occurred as a result of the increase in COSL's capital base in 2004 compared to 2003. For 2004, we expect that there will be no cash income taxes payable, other than LCT, by the Trust or any of its subsidiaries. Included in the federal government's 2004 tax changes is the elimination of LCT by the end of 2007, which we expect will increase the Trust's cash flow correspondingly.

LCT and other expense included a $9 million recovery in 2004. The recovery pertained to a reimbursement by the Trust's former tax service provider for a tax liability the Trust incurred as a result of an error the service provider had made in filing the Trust's 2001 tax return. The issue had previously been disclosed as a contingent gain in the notes to the Trust's consolidated financial statements. The full amount of the settlement was approximately $10 million, which included $1 million related to the reimbursement of the interest and penalties the Trust originally paid on the tax liability. The $1 million balance has been recorded as a reduction to interest expense and is reflected in "Interest, net" on the Consolidated Statement of Income and Unitholders' Equity. Also included as a one-time adjustment and reduction to LCT and other expense is an unrelated tax refund of approximately $2 million associated with prior years.

Future income tax

In the fourth quarter of 2004, we recorded a non-cash future income tax expense of approximately $10 million, which primarily pertains to an increase in temporary differences in the quarter. In the same period of 2003, a future income tax recovery of $13 million was recorded. On a year-to-date basis, future income tax recoveries of $27 million and $2 million have been recorded for 2004 and 2003, respectively. The future income tax liability recorded on the Trust's Consolidated Balance Sheet is a requirement under GAAP, but is not expected to result in higher cash taxes being paid by Canadian Oil Sands in the future.

CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2004 we retroactively adopted the CICA's accounting standard "Asset Retirement Obligations". The impact of the change in this accounting policy is described in Note 2(a) of the interim consolidated financial statements.

Also effective January 1, 2004 was the CICA's Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), which establishes certain conditions as to when hedge accounting may be applied. Canadian Oil Sands is applying AcG-13 to its financial derivatives, the impacts of which are described in the Risk Management section of this MD&A and in Note 2(b) of the interim consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	December	
	2004	**2003**
		Restated See Note 2(a)
Long-term debt	1,699.8	1,437.4
Less: Cash and short-term investments	17.8	16.7
Net debt	1,682.0	1,420.7
Unitholders' equity	2,635.9	2,102.9
Total capitalization [1]	4,317.9	3,523.6

[1] Net debt plus unitholders' equity

A main objective for the Trust in 2004 was prudent financing of our share of Syncrude's capital program by maintaining a strong capital structure. At December 31, 2004, the Trust's capitalization had increased from the prior year as a result of robust crude oil prices, strong Syncrude operations, coupled with new equity and additional borrowings used to finance our share of Syncrude's capital expenditure program. As part of our ongoing compliance under our debt and credit facilities, we monitor our financial leverage ratios. At December 31, 2004, our net debt-to-total capitalization was 39 per cent.

On July 30, 2004, we closed a private placement equity issue of three million Units with a large Canadian investor at a subscription price of $48.00 per Unit for total proceeds of $144 million. The equity issue contributed to a stronger balance sheet and reduced the need for further hedging activity. Under the current conditions, we do not anticipate any further equity issues will be required to assist in financing the remaining Stage 3 expansion costs, outside of Canadian Oil Sands' Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP").

In 2004, COSL completed various debt financings. On January 15, 2004, COSL issued $20 million of floating rate and $175 million of 3.95% medium term notes. Both issues were for three year terms and are unsecured. Interest rate swap transactions were undertaken to effectively convert the fixed interest rate on the $175 million notes to a floating rate based on three month bankers' acceptance rates plus a credit spread. On June 29, 2004, COSL issued another $200 million of unsecured 5.55% medium term notes with a five year term. On August 9, 2004, COSL issued US$250 million of 4.8% unsecured Senior Notes in the United States, which mature on August 10, 2009. The proceeds from the equity and debt

financings were used to fund our share of Syncrude's capital program and to repay borrowings under our bank credit facilities. All of these issues were rated at BBB+ with a negative outlook from Standard & Poor's and Baa2 with a negative outlook from Moody's Investor Service.

We have $685 million of available bank facilities and lines of credit. At December 31, 2004, including lines of credit drawn, approximately $57 million was utilized, leaving approximately $628 million of these $685 million credit facilities available. In addition, we had approximately $18 million of cash and short-term investments at December 31, 2004.

In the fourth quarter of 2004, Unitholder participation in the DRIP was unchanged from the third quarter at 37 per cent. The DRIP generated $17 million in new equity in the fourth quarter of 2004 through the issuance of 0.3 million Units, compared with $18 million and 0.5 million Trust units in the comparable quarter of 2003, which reflected 41 per cent participation. See Note 5 to the consolidated financial statements for details of the 2004 DRIP activity. Since inception of the DRIP in 2002, the issuance of 3.5 million Units has generated $140 million.

Funds generated from operations continued to be an important source of funding. In the fourth quarter of 2004, we generated funds from operations of $122 million, or $1.33 per Unit, compared to $45 million, or $0.51 per Unit, in the same period in 2003. Funds from operations per Unit were 161 per cent higher than the same period in 2003, primarily because of a notably higher realized selling price, an increase in sales volumes, somewhat offset by an increase in financing costs.

Funds from operations in the three months ended December 31, 2004 were sufficient for Unitholder distributions of approximately $46 million and a portion of the $269 million spent on capital expenditures. Debt and equity proceeds were used to finance the remaining $193 million of capital expenditures in the fourth quarter of 2004.

On a year-to-date basis, funds from operations totalled a record $576 million, or $6.47 per Unit. These results are significantly higher than in 2003, which generated $273 million, or $3.43 per Unit. The increase is primarily as a result of a larger Syncrude working interest, increased production as there were no coker turnarounds in 2004, and a higher realized selling price in 2004 offset somewhat by higher operating and financing costs. In 2004, $547 million of the total $942 million spent on capital expenditures was funded through new debt and equity issuances.

Unitholders' Capital and Unit Trading Activity

Canadian Oil Sands Trust Units trade on the Toronto Stock Exchange under the symbol COS.UN. After issuing 0.3 million Units in the fourth quarter of 2004 through the DRIP, the Trust had 91.4 million Units outstanding at December 31, 2004. Canadian Oil Sands' Unit price closed at $67.61 on December 31, 2004, resulting in market capitalization of the Trust being approximately $6 billion.

Canadian Oil Sands Trust - Trading Activity	Fourth Quarter 2004	December 2004	November 2004	October 2004
Unit price				
High	$ 68.19	$ 68.19	$ 64.56	$ 65.65
Low	$ 54.55	$ 56.50	$ 55.40	$ 54.55
Close	$ 67.61	$ 67.61	$ 64.15	$ 59.10
Volume traded (000's)	20,260	5,086	5,782	9,392
Weighted average number of units outstanding (000's)	91,251	91,448	91,156	91,146

The Trust has declared a distribution of $0.50 per Unit in respect of the quarter ended December 31, 2004 for total distributions of approximately $46 million. A Unitholder distributions schedule is included in Note 8 to the interim consolidated financial statements. During the Stage 3 expansion at Syncrude, we have utilized debt and equity financing to fund capital expenditures to the extent funds from operations have not been sufficient to fund the Trust's distributions and capital expenditures. Such financings are disclosed as "non-acquisition financing, net" on the Unitholder distributions schedule.

Canadian Oil Sands issues Unit options ("options") as part of its long-term incentive plan for employees. There were no options granted in the fourth quarter of 2004. As of December 31, 2004, there were 426,400 options outstanding with a weighted average exercise price of $40.72 per option, of which 173,296 were exercisable at a weighted average price of $38.74 per option. Each option represents the right of the option holder to purchase a Unit at the exercise price determined at the date of grant. The options vest by one-third following the date of grant for the first three years and expire seven years from the date of grant.

Capital Expenditures

Capital spending in the fourth quarter of 2004 was $269 million, compared to $257 million in the same period of 2003. Included in the increased expenditures is $15 million related to a payment that was made to our marketing agent for additional linefill volumes that were capitalized due to the long-term nature of the linefill. The payment was settlement of the contingency that was reported in Note 10 of our third quarter 2004 consolidated financial statements. The Trust's 35.49 per cent share of Syncrude-related capital expenditures was approximately $3 million lower in the fourth quarter of 2004 compared to the same period of 2003.

Annually, we have incurred capital expenditures of $942 million in 2004, an increase of $157 million from the prior year. The increase is primarily due to the Trust's higher working interest ownership in Syncrude and higher capital spending by Syncrude on an annual basis. Syncrude's capital expenditures relate largely to the Stage 3 expansion and the replacement of the dragline/bucketwheel system at the Base Mine. In 2004, Syncrude expended approximately $2.0 billion, or $0.7 billion net to the Trust, on the expansion, and $0.4 billion, or $0.1 billion net to the Trust, on the Base Mine replacement.

As of December 31, 2004, construction of the upgrader expansion ("UE-1") of Stage 3 was approximately 75 per cent complete, surpassing the 70 per cent completion goal for the end of 2004. Our estimated share of Syncrude's total Stage 3 costs projection remains unchanged at $2.8 billion.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As of December 31, 2004 there have been no significant changes to the Trust's contractual obligations or commitments from our 2003 year-end disclosure.

RISK MANAGEMENT

Crude Oil Price Risk

We have employed crude oil hedging as a risk mitigation strategy for our Stage 3 financing plan in 2004 and prior years. Our cash flows are impacted by changes in both the U.S. dollar denominated crude oil prices and U.S./Canadian foreign exchange rates. As a result, from time to time management has hedged both elements to reduce revenue and cash flow volatility to the Trust. These elements can be hedged separately with U.S. dollar WTI crude oil hedges and foreign currency hedges, which are outlined in the Foreign Currency Hedging section of the Risk Management discussions in this MD&A, or by combining both elements with Canadian dollar oil price hedging transactions. We have used both strategies. With just over one year remaining in the Stage 3 expansion, the strong balance sheet of the Trust, and robust energy prices anticipated for the year, the Trust's financing risk for the expansion has been reduced significantly. Therefore, at January 28, 2005, based on current expectations, we do not have any crude oil hedges in place.

Canadian Oil Sands' revenues in the fourth quarter of 2004 were reduced by crude oil hedging losses of approximately $92 million, or $12.83 per barrel, compared to approximately $26 million, or $4.13 per barrel, of losses in the same quarter of 2003. The fourth quarter hedging losses in each of 2004 and 2003 were due to significantly higher actual WTI prices compared to the fixed prices in the hedge contracts. In the fourth quarter of 2004, the Trust had U.S. dollar WTI hedges on 25,000 barrels per day of production at US$24.74 as compared to an average of 48,000 barrels per day at US$26.58 in the same period of 2003. U.S. dollar WTI prices averaged US$48.27 per barrel and US$31.16 per barrel in the fourth quarter of 2004 and 2003, respectively. Also hedged in 2004 were 14,000 barrels per day at a

Canadian dollar WTI price of $38.65 per barrel. Actual Canadian dollar WTI prices averaged $59.04 per barrel.

Crude oil hedging losses in 2004 were $274 million, or $8.86 per barrel, compared to $100 million, or $4.10 per barrel in 2003. In 2004, WTI averaged US$41.47 per barrel, and Canadian dollar WTI prices averaged $53.58 per barrel, compared to 2003 when U.S. WTI prices averaged US$30.99 per barrel. There were no Canadian dollar WTI hedges in place in 2003.

Effective January 1, 2004, Canadian Oil Sands adopted AcG-13 related to hedging relationships. Under the new guideline, our crude oil hedge positions qualify for hedge accounting and therefore there was no impact on our financial results for these positions as a result of the new guideline.

Natural Gas Hedging

For the period April 2002 to March 2003, we held a forward purchase contract for 20,000 GJ per day of natural gas at an average AECO price of $3.44 per GJ, representing approximately 60 per cent of our share of forecast Syncrude consumption during that time period. The resulting hedging gains reduced 2003 operating costs by $6 million. No natural gas hedges were utilized in 2004 and as at January 28, 2005, we have no natural gas hedges in place. Natural gas hedges will continue to be assessed as a strategy to manage operating costs during the winter season.

Foreign Currency Hedging

As at January 28, 2005, we had the following currency hedges outstanding:

Canadian Oil Sands Trust Exchange Hedging Activities		31-Dec 2005		31-Dec 2006		31-Dec 2007
U.S. dollars hedged *($ millions)*	$	100.0	$	60.0	$	20.0
Average U.S. dollar exchange rate	$	0.664	$	0.669	$	0.692

Canadian Oil Sands' net revenues in the fourth quarter of 2004 include foreign currency hedging gains of approximately $5 million, or $0.71 per barrel, compared to gains of approximately $3 million, or $0.44 per barrel, in the comparable quarter in 2003. The gains in each year reflect the stronger Canadian dollar relative to the strike rate in each of the hedge contracts. The Canadian dollar averaged $0.82 US/Cdn and $0.76 US/Cdn in the fourth quarter of 2004 and 2003, respectively. On a year-to-date basis, we have recorded approximately $13 million, or $0.42 per barrel, of foreign currency hedging gains, which reflect an average Canadian dollar of $0.77 US/Cdn for the period. In 2003, a foreign exchange gain of $4 million, or $0.15 per barrel, was reported. There was no impact to our 2004 results as a result of adopting AcG-13 since our foreign currency hedges continue to qualify as hedges under the new guidelines.

In 1999, we exchanged gains on closing certain forward currency contracts for adjustments to the terms of other currency contracts. For accounting purposes, this position of realized gains is deferred and will be recognized as revenue over the period 2006 to 2016, which is when the original forward contracts would have expired. In the fourth quarter and year-ended December 31, 2004, gains of approximately $1.4 million and $5.7 million, respectively, have been deferred. Cumulatively, Canadian Oil Sands has deferred recognition of gains totalling $28 million to 2006 and beyond for net income purposes, but these amounts are included in our funds from operations. The deferred balance is reflected in the Consolidated Balance Sheet under "Deferred currency hedging gains".

Interest Rate Risk

Interest rate changes impact our net income and cash flows based on the amount of floating rate debt outstanding. At December 31, 2004, we had approximately $19 million drawn on our credit facilities, $20 million of floating rate medium term notes outstanding and had swapped $175 million of fixed rate debt into floating rate debt. The swaps have been recorded as hedges on the consolidated financial statements in 2004, and any gains or losses related to the swaps will be recognized in the period the swaps are settled.

Pursuant to AcG-13, the interest rate swaps which COSL entered into in 1997 relating to its US$70 million 7.625% Senior Notes do not qualify as hedges under the new guidelines. As a result, a deferred asset and a corresponding deferred liability, each with a fair value of approximately $5 million, were recorded on January 1, 2004. The asset and liability are included on the Consolidated Balance Sheet under the headings "Deferred financing charges, net and other" and "Employee future benefits and other liabilities", respectively. At the end of each quarter, the fair value of the interest rate swap is calculated, with the change in value from the prior quarter end recorded as other income or expense and is included in "Interest, net" in the current quarter net income. The deferred liability is being amortized as the swap contracts settle, with the amortization included as a reduction to interest expense. The amounts related to the change in fair value and the amortization of the deferred liability are immaterial. These interest rate swaps expire on May 15, 2007.

Unrecognized gains and losses

At December 31, 2004 unrecognized gains relating to our foreign currency hedges and interest rate swaps on the $175 million of 3.95% medium term notes were approximately $53 million and $2 million, respectively. These unrecognized amounts and the fair values of the hedges are disclosed in Note 9 to the consolidated interim financial statements.

UNITHOLDER LIMITED LIABILITY LEGISLATION

Legislation came into effect in Alberta on July 1, 2004 to provide limited liability for holders of trust units, similar to protection afforded to investors of corporations. The legislation covers events that occur on or after July 1, 2004 and extends to all Unitholders of Canadian Oil Sands Trust, including non-residents. The legislation does not remove the issue of unlimited liability for any acts or omissions that occurred prior to July 1, 2004. Recently, similar legislation was passed in Ontario.

Please see page 46 of Canadian Oil Sands' 2003 annual report for more information regarding unlimited liability.

OUTLOOK

For the 2005 year, we are forecasting annual Syncrude production to range between 80 and 86 million barrels, or 28.4 to 30.5 million barrels net to the Trust based on its 35.49 per cent interest. The upper end of the range reflects strong operational performance at Syncrude and one planned turnaround of Coker 8-2, while the low end of the range incorporates the possibility of a second turnaround of Coker 8-1. Coker 8-1 was turned around late in 2003, and is scheduled for turnaround in early 2006. However, given that there is uncertainty around timing, the potential for a 2005 turnaround of Coker 8-1 does exist.

Our internal 2005 budget is based on annual Syncrude production of 84 million barrels, or 30 million barrels net to the Trust. This reflects strong production comparable to actual production levels in 2004 with a planned turnaround of Coker 8-2, which we estimate will impact Syncrude production by approximately four million barrels based on historical coker turnaround activity.

Assuming oil prices will average US$40 per barrel WTI in 2005, utilizing a foreign currency exchange rate of $0.80 US/Cdn with a differential from Canadian dollar WTI of $2.50 per barrel to account for quality and location differences. The production assumption, together with our price and currency forecast, results in net revenues of approximately $1.4 billion in 2005. Operating costs before purchased energy are estimated at $15.33 per barrel, or $457 million. Purchased energy costs are anticipated to total $154 million, or $5.17 per barrel, assuming a natural gas cost of $7.00 per GJ. Utilizing these key assumptions, funds from operations are estimated at $596 million, or $6.47 per Unit, which combined with our available credit facilities and DRIP proceeds are expected to be adequate sources of financing to fund the remaining expenditures on the expansion project.

We have revised our estimate of our share of Syncrude's 2005 capital expenditures to total approximately $685 million, of which approximately $449 million will be directed to the Stage 3 expansion. Non-production costs, which include costs related to the capital program and are expensed, are expected to total approximately $85 million for 2005.

We are estimating Syncrude production to total approximately 20 million barrels in the first quarter of 2005, or 7.1 million barrels net to the Trust based on our 35.49 per cent interest. The first quarter estimate reflects maintenance on three hydrotreaters scheduled for January and the start-up of the LC-Finer. Syncrude is planning a turnaround of its Coker 8-2 for the second quarter of 2005, which will impact that quarter's production by approximately four million barrels, or 1.4 million barrels net to the Trust. However, the coker is nearing the end of its run and therefore, the turnaround may occur in the first quarter.

Based on our forecast for 2005, the following table provides an estimate of the sensitivity of funds from operations and net income for 2005:

Q4 2004 - 2005 Forecast Sensitivity					
	Annual [2]	Funds from Operations Increase		Net Income Increase/(Decrease)	
Variable [1]	Sensitivity	$ millions	$/Trust unit	$ millions	$/Trust unit
Syncrude operating costs decrease	C$1.00/bbl	31	0.33	31	0.33
Syncrude operating costs decrease	C$50 million	18	0.20	18	0.20
WTI crude oil price increase	US$1.00/bbl	38	0.41	38	0.41
Syncrude production increase	2 million bbls	32	0.35	28	0.31
Canadian dollar weakening	US$0.01/C$	17	0.18	2	0.02
AECO natural gas price decrease	C$0.50/GJ	11	0.12	11	0.12

[1] An opposite change in each of these variables will result in the opposite funds from operations and net income impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact. Variable changes apply only to unhedged positions.

Foreign ownership developments

In the third quarter of 2004, the federal government tabled draft legislation which restricted the level of foreign ownership of mutual fund trusts on a continuous monitoring basis to 50 per cent. As noted in the third quarter report, we strongly opposed this legislation and viewed any restriction on accessing the larger capital markets as harmful to the Canadian economy and unnecessary in light of the proposed implementation of a 15 per cent withholding tax on all distributions made to non-resident Canadian unitholders. Following consultation between the federal government and industry, including discussions with representatives of Canadian Oil Sands and a number of other mutual fund trusts, investment bankers and members of the business community, the federal government implemented the 15 per cent withholding tax but left the current legislation regarding foreign ownership unchanged.

In our view, the 15 per cent withholding tax on distributions made to non-residents places the federal government in a revenue positive position. We plan to continue consultations with the federal government on our own and as part of industry groups such as the Canadian Association of Income Funds ("CAIF") with a view to having open access to foreign capital markets and thereby allowing higher levels of foreign ownership in trusts.

Based on geographical data as of January 19, 2005 we estimate that approximately 58 per cent of the Trust's Units are held by Canadian residents, with the remaining 42 per cent held by non-Canadian

residents. The Trust's indenture provides that not more than 49 per cent of its Units can be held by non-residents. The Trust continues to monitor its foreign ownership levels on a regular basis through declarations from Unitholders and geographical searches.

If, based on the declarations or on the geographical list, the level of Units held by non-Canadian residents is 46 per cent or more, then Canadian Oil Sands plans to issue a press release advising of the increased level and stating that it is anticipated that the Trust may reach 49 per cent or more non-Canadian resident Unitholders and that, in such case, each person purchasing the Units, whether through a broker or directly in registered form will need to complete a declaration.

If the level of non-Canadian resident ownership appears to be approximately 49 per cent or more of non-Canadian residents, Canadian Oil Sands will make a public announcement that no further sales to non-Canadian residents will be allowed. No transfers will be allowed without the completion of a declaration indicating their status as a Canadian or non-Canadian resident. As part of such announcement, the Trustee shall state that it shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a non-Canadian resident. In addition, the Trustee will send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable requiring them to sell their Units or a specified portion thereof within the specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee with satisfactory evidence that they are not non-Canadian residents within such period, the Trustee may, on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Any sale shall be made on the Toronto Stock Exchange and, upon such sale, the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing the Units.

Income Trusts to be added to S&P/TSX Composite Index

On January 26, 2005, Standard & Poor's ("S&P") announced that it intends to include income trusts in the S&P/TSX Composite Index. This change is anticipated to occur by mid-2005 following consultation with various stakeholders. Canadian Oil Sands strongly supports this move which we believe will result in a more representative Canadian "equity" asset class. Previously, a number of institutional investors were precluded from investing in income trusts since such trusts were not included in the broad equity index against which they were benchmarked.

Taxability of 2004 Distributions

We estimate that 80 per cent to 90 per cent of the distributions pertaining to 2004 will be taxable as other income, with the remainder classified as tax-deferred return of capital. The actual taxability of the distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2005. Unitholders should note that the February 28, 2005 distribution will be included in the 2004 tax receipts that Computershare will issue on the Trust's behalf, which is consistent with the tax treatment of distributions since the inception of the Trust in 1995. An estimate for the 2005 tax breakdown is anticipated to be available early in 2005.

Our 2005 guidance document is available on the Trust's Web site at www.cos-trust.com.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY

(unaudited)

($ thousands, except per unit amounts)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2004	**2003** Restated See Note 2(a)	**2004**	**2003** Restated See Note 2(a)
Syncrude Sweet Blend revenues	$ 344,006	$ 234,200	$ 1,396,951	$ 967,884
Transportation and marketing expense	(10,591)	(11,808)	(44,933)	(35,821)
	333,415	222,392	1,352,018	932,063
Expenses:				
Operating	153,179	145,557	600,485	514,912
Non-production	15,978	11,773	47,918	38,235
Crown royalties	6,105	2,588	17,999	11,936
Administration	3,125	4,501	8,770	9,047
Insurance	3,317	1,926	9,384	7,418
Interest, net (Note 7)	25,609	20,914	95,309	67,832
Depreciation, depletion and accretion	41,170	26,028	171,901	92,534
Foreign exchange gain	(50,370)	(37,555)	(79,699)	(135,165)
Large Corporations Tax and other	3,013	2,728	(1,959)	17,422
Future income tax expense (recovery)	10,214	(12,962)	(27,305)	(2,246)
	211,340	165,498	842,803	621,925
Net income for the period	$ 122,075	$ 56,894	$ 509,215	$ 310,138
Unitholders' equity, beginning of period				
As previously reported	$ 2,542,302	$ 2,071,796	$ 2,094,411	$ 956,501
Prior period adjustment (Note 2(a))	-	-	8,531	6,071
As restated	2,542,302	2,071,796	2,102,942	962,572
Net income for the period	122,075	56,894	509,215	310,138
Issue of Trust units	17,059	17,693	203,324	999,282
Unitholder distributions	(45,724)	(43,598)	(180,437)	(169,885)
Contributed surplus	228	157	896	835
Unitholders' equity, end of period	$ 2,635,940	$ 2,102,942	$ 2,635,940	$ 2,102,942
Weighted average Trust units	91,251	86,901	89,037	79,656
Trust units, end of period	91,448	87,195	91,448	87,195
Net income per Trust unit				
Basic and diluted	$ 1.34	$ 0.65	$ 5.72	$ 3.89

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(unaudited)
($ thousands)

	2004	2003 Restated See Note 2(a)
ASSETS		
Current assets:		
Cash and short-term investments	$ 17,810	$ 16,702
Accounts receivable	145,734	116,162
Inventories	57,078	57,351
Prepaid expenses	2,894	4,643
	223,516	194,858
Capital assets, net	4,794,794	4,022,994
Other assets		
Reclamation trust	21,003	16,553
Deferred financing charges, net and other	28,384	25,520
	49,387	42,073
	$ 5,067,697	$ 4,259,925
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 273,562	$ 246,591
Unitholder distributions payable	45,724	43,598
Current portion of employee future benefits	7,248	6,084
	326,534	296,273
Employee future benefits and other liabilities	91,860	87,552
Long-term debt (Note 3)	1,699,838	1,437,413
Asset retirement obligation (Note 4)	44,068	44,680
Deferred currency hedging gains	27,583	21,886
Future income taxes	241,874	269,179
	2,431,757	2,156,983
Unitholders' equity	2,635,940	2,102,942
	$ 5,067,697	$ 4,259,925

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
($ thousands)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2004	2003	2004	2003
		Restated See Note 2(a)		Restated See Note 2(a)
Cash provided by (used in):				
Operating activities				
Net income	$ 122,075	$ 56,894	$ 509,215	$ 310,138
Items not requiring outlay of cash:				
Depreciation, depletion and accretion	41,170	26,028	171,901	92,534
Amortization	1,081	878	3,094	3,061
Foreign exchange on long-term debt	(56,920)	(40,249)	(89,239)	(147,162)
Future income tax expense (recovery)	10,214	(12,962)	(27,305)	(2,246)
Other	724	157	2,606	591
Net change in deferred items	3,268	13,953	5,513	15,935
Funds from operations	121,612	44,699	575,785	272,851
Change in non-cash working capital	33,485	(21,986)	17,805	(51,033)
	155,097	22,713	593,590	221,818
Financing activities				
Issuance of medium term notes (Note 3)	-	-	723,516	571,740
Net drawdown (repayment) of bank credit facilities	18,700	240,015	(371,852)	390,552
Unitholder distributions (Note 8)	(45,724)	(43,598)	(180,437)	(169,885)
Issuance of Trust units	17,059	17,693	203,324	999,282
Net change in deferred items	-	(35)	(4,205)	(16,040)
Change in non-cash working capital	151	234	2,126	14,755
	(9,814)	214,309	372,472	1,790,404
Investing activities				
Acquisition of Syncrude working interests	-	-	-	(1,475,260)
Capital expenditures	(268,920)	(257,446)	(942,121)	(785,587)
Reclamation trust	(1,141)	(983)	(4,450)	(3,675)
Change in non-cash working capital	(14,414)	18,139	(18,383)	39,032
	(284,475)	(240,290)	(964,954)	(2,225,490)
Increase (decrease) in cash	(139,192)	(3,268)	1,108	(213,268)
Cash at beginning of period	157,002	19,970	16,702	229,970
Cash at end of period	$ 17,810	$ 16,702	$ 17,810	$ 16,702
Supplemental Information				
Large Corporations Tax and income tax paid	$ 1,953	$ 467	$ 14,214	$ 17,765
Interest charges paid	$ 17,069	$ 15,750	$ 86,402	$ 60,858

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004
(Tabular amounts expressed in thousands of Canadian dollars, except where otherwise noted.)

1) ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2003, except for the accounting for asset retirement obligations and financial derivatives, as discussed in Note 2 below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2003.

2) CHANGE IN ACCOUNTING POLICIES

a) Asset Retirement Obligations

Effective January 1, 2004, Canadian Oil Sands adopted the new requirements of the Canadian Institute of Chartered Accountants ("CICA") regarding accounting for asset retirement obligations (CICA Handbook Section 3110). Upon adoption of the new requirements, Canadian Oil Sands recognized an asset retirement obligation and a corresponding increase to capital assets equal to the estimated discounted fair value of the Trust's 35.49 per cent share of Syncrude's retirement obligations pertaining to property, plant and equipment. Syncrude's reclamation obligations relate to the site restoration of each mine site, of which the full amount of the liability is recorded upon initial land disturbance. Prior to the adoption of these requirements, the future site reclamation liability was accrued monthly on a unit-of-production basis based on estimated total future site reclamation costs and proved reserves.

The requirements have been adopted retroactively, with restatement of prior year's balances. The impact on the comparative balances was the following:

		December 31 2003
Consolidated Balance Sheet		
Increase capital assets, net	$	67
Decrease asset retirement obligation		(12,885)
Increase future income tax liability		4,421
Increase retained earnings		8,531

The impacts on net income in the fourth quarter and twelve months ended December 31, 2003 were increases of $0.7 million and $2.2 million, respectively. The increase to net income in each of the periods was comprised of a decrease to the future site reclamation expense recorded under the former accounting policy, partially offset by an increase to depreciation expense and accretion expense as per the new requirements. In the twelve months ended December 31, 2004, opening retained earnings was increased by $8.5 million and net income decreased by $2.2 million. The addition to capital assets is being depreciated in the same manner as the Trust's existing capital assets. The liability is being accreted monthly based on the discount rates used with the accretion expense recorded in net income. These impacts are reflected in the Trust's depreciation, depletion and accretion expense on the income statement.

b) Hedge Accounting

Effective January 1, 2004, Canadian Oil Sands adopted new guidelines for hedge accounting in accordance with the CICA's Accounting Guideline 13, "Hedging Relationships" ("AcG-13"). AcG-13 establishes certain conditions for when hedge accounting may be applied. Under AcG-13, the Trust is continuing to apply hedge accounting for its crude oil and foreign currency hedges, which results in the hedging settlement gains or losses being included in net income in the same period the hedged items are settled. Therefore, there is no impact to the Trust's financial results related to those hedge positions as a result of adopting AcG-13.

However, the Trusts' interest rate swap positions that were in existence at January 1, 2004 do not qualify as hedges under AcG-13, and therefore, the Trust has recorded these positions at the fair market values as of January 1, 2004, which resulted in a deferred gain of approximately $5 million. The fair market value was recorded as an increase to other assets and other liabilities. The asset balance is re-assessed each quarter to determine its current fair market value and any changes in the valuation are recorded in net income. For the twelve months ended December 31, 2004, the change in the fair value of the interest rate swaps was a decrease of approximately $1.7 million. The loss has been recorded as a reduction to other income and is included in net interest expense on the income statement. The liability balance is being amortized as the swap contracts settle. The swap contracts expire on May 15, 2007. In accordance with AcG-13, prior period financial statements have not been restated.

3) LONG-TERM DEBT

a) 3.95% Medium Term Notes and Floating Rate Medium Term Notes

On January 15, 2004, the Trust's subsidiary, Canadian Oil Sands Limited ("COSL"), issued $20 million of floating rate unsecured medium term notes as well as $175 million of 3.95% unsecured medium term notes. Both the floating rate and 3.95% medium term notes mature on January 15, 2007, rank pari passu with other senior unsecured debt of COSL, and are guaranteed by the Trust. There are certain covenants under the indenture, similar to other outstanding debt, including limitations on sale of assets and granting liens or other security interests. Interest on the 3.95% notes is payable semi-annually on July 15 and January 15. Interest on the floating rate notes is payable quarterly on April 15, July 15, October 15, and January 15.

b) 5.55% Medium Term Notes

On June 29, 2004, COSL issued $200 million of 5.55% unsecured medium term notes. The notes mature on June 29, 2009, rank pari passu with other senior unsecured debt of COSL, and are guaranteed by the Trust. There are certain covenants under the indenture, similar to other outstanding debt, including limitations on sale of assets and granting liens or other security interests. Interest is payable on the notes semi-annually on June 29 and December 29.

c) 4.8% Senior Notes

On August 9, 2004, COSL issued US$250 million of 4.8% Senior Notes. The notes mature on August 10, 2009. They are unsecured obligations of COSL ranking pari passu with other senior unsecured and unsubordinated indebtedness of COSL. There are certain covenants under the indenture, including limitations on sale of assets and granting liens or other security interests. Interest is payable on the notes semi-annually on February 10 and August 10.

4) ASSET RETIREMENT OBLIGATION

	Three Months Ended December 31				Twelve Months Ended December 31			
	2004		2003		2004		2003	
Asset retirement obligation, beginning of period	$	43,704	$	44,651	$	44,680	$	44,965
Liabilities settled		(31)		(166)		(2,192)		(1,065)
Accretion expense		395		195		1,580		780
Asset retirement obligation, end of period	$	44,068	$	44,680	$	44,068	$	44,680

The total undiscounted estimated cash flows required to settle the obligation is $275 million (2003- $277 million), which have been discounted using a credit-adjusted risk free rate of 6.75%. The Trust estimates these expenditures will be made over the next 45 years, with the majority of the expenditures not being incurred for another 30 years when reclamation expenditures on the Aurora North mine are expected to be incurred. The expenditures will be funded from the Trust's funds from operations and, if necessary, from the Trust's mining reclamation trust accounts. The Trust deposits $0.1322 per barrel of production attributable to its 35.49 per cent working interest to mining reclamation trusts established for the purpose of funding the operating subsidiaries' share of environmental and reclamation obligations. As at December 31, 2004, including interest earned on the accounts, the balance of the mining reclamation trust accounts was $21 million.

Syncrude's upgrader facilities have indeterminate useful lives, therefore, the fair values of the related asset retirement obligations cannot be reasonably determined. Also, the timing and amount of the reclamation expenditures, if any, related to Syncrude's sulphur blocks are not determinable in the current period. The asset retirement obligations pertaining to the upgrader facilities and the sulphur blocks will be recognized in the year in which the settlement amounts and dates can be reasonably estimated.

5) UNITHOLDERS' EQUITY

On July 30, 2004, the Trust issued three million Trust units ("Units") on a private placement basis at a subscription price of $48 per Unit for total proceeds of $144 million.

In the twelve months ending December 31, 2004, 1.3 million Units were issued for proceeds of approximately $59.3 million related to the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") with respect to the distributions paid on February 27, 2004, May 31, 2004, August 31, 2004, and November 30, 2004.

The following table summarizes Units that have been issued:

Date	Net Proceeds per Unit		Number of Units	Net Proceeds	
Balance, January 1, 2004			87,195	$	1,708,183
February 27, 2004	$	45.99	306	$	14,082
May 31, 2004	$	40.59	277	$	11,246
July 30, 2004	$	48.00	3,000	$	144,000
August 31, 2004	$	46.05	368	$	16,937
November 30, 2004	$	56.57	302	$	17,059
Balance, December 31, 2004			91,448	$	1,911,507

6) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd., the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits, and other post-employment benefits plans covering most of its employees. Post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependents.

Canadian Oil Sands accrues its obligations under Syncrude's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects management's best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude's net defined benefit and contribution plans expense for the quarter and twelve months ended December 31 is as follows:

	Three Months Ended December 31		Twelve Months Ended December 31	
	2004	2003	2004	2003
Defined benefit plans				
Pension benefits	$ 6,400	$ 11,219	$ 21,361	$ 18,765
Other benefit plans	811	2,238	3,113	2,753
	$ 7,211	$ 13,457	$ 24,474	$ 21,518
Defined contribution plan	410	384	1,722	1,453
Total Benefit cost	$ 7,621	$ 13,841	$ 26,196	$ 22,971

7) INTEREST, NET

	Three Months Ended December 31		Twelve Months Ended December 31	
	2004	2003	2004	2003
Interest expense	$ 26,551	$ 21,585	$ 98,914	$ 72,054
Interest income and other	(942)	(671)	(3,605)	(4,222)
Interest expense, net	$ 25,609	$ 20,914	$ 95,309	$ 67,832

8) UNITHOLDER DISTRIBUTIONS

This statement is provided to assist Unitholders in reconciling funds from operations to Unitholder distributions.

Distributions are paid to Unitholders on the last business day of the second month following the quarter.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF UNITHOLDER DISTRIBUTIONS
(unaudited)
($ thousands, except per Unit amounts)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2004	2003	2004	2003
Funds from operations	$ 121,612	$ 44,699	$ 575,785	$ 272,851
Add (Deduct):				
Capital expenditures	(268,920)	(257,446)	(942,121)	(785,587)
Non-acquisition financing, net [1]	174,951	260,941	549,675	683,542
Change in non-cash working capital	19,222	(3,613)	1,548	2,754
Reclamation trust funding	(1,141)	(983)	(4,450)	(3,675)
Unitholder distributions	$ 45,724	$ 43,598	$ 180,437	$ 169,885
Unitholder distributions per Unit	**$ 0.50**	**$ 0.50**	**$ 2.00**	**$ 2.00**

[1] *Represents financing to fund the Trust's share of Syncrude's Stage 3 expansion.*

9) DERIVATIVE FINANCIAL INSTRUMENTS

Unrecognized gains and the fair values of Canadian Oil Sands' risk management activities at December 31, 2004 are as follows:

	Unrecognized gains (losses)	Fair value
Currency exchange contracts	$ 53,498	$ 51,834
3.95% Interest rate swap contracts	1,508	1,516
	$ 55,006	$ 53,350

10) RECLASSIFICATION

Certain prior year's figures have been reclassified to conform to the presentation adopted for 2004.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Randy Provencal
Investor Relations Advisor
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust announces operational update, revised coker maintenance schedule

Calgary, February 2, 2005 (TSX – COS.UN) —Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") advises that on January 30, there was an unsuccessful start-up of a hydrogen plant at the Syncrude oil sands facility, due to the failure of several tubes in the unit's reformer furnace. As a result, Hydrogen Plant 9-3, which had been in a maintenance turnaround, remains off-line for an undetermined period of time. The other two hydrogen plants at Syncrude continue to operate under normal conditions. Syncrude continues to investigate the cause of this incident, however the extent of the damage and the impact on annual production and operating costs are not known at this time.

After assessing the situation it has been determined that to optimize production, the best course of action would be to advance the turnaround of Coker 8-2 and associated upgrading units to early February. Previously, this maintenance work was planned to commence in early April. The first day of the Coker turnaround is now scheduled for February 12. Other scheduled maintenance in this turnaround will also be advanced, including work on diluent recovery units and the UE-1 revamps of two hydrotreaters, as well as the associated environmental units.

As a result of the revised timing of this scheduled maintenance, first quarter production will be impacted. Canadian Oil Sands now forecasts Syncrude's first quarter production at 15 million barrels, compared to the previously announced 20 million barrels. Based on current information, the Trust's 2005 production outlook remains unchanged at 80 to 86 million barrels for Syncrude, with approximately 4 million barrels in reduced production due to the Coker 8-2 turnaround being moved from the second quarter to the first quarter. Canadian Oil Sands will provide further details on the extent of the damage to the hydrogen plant once the investigation and assessment are complete.

The Trust provides monthly updates on production volumes and outlook on the Trust's Web site at www.cos-trust.com under "the Syncrude Asset", "SSB Production". We would remind investors and the media to consult the Web site in the future for information of this nature.

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Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 35.49 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 91.4 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements" under applicable securities law. Forward-looking statements in this release include, but are not limited to, statements with respect to: the expected production and operating costs for the first quarter and the full year of 2005, and the expected timing of commencing maintenance work at Syncrude. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: labour productivity; availability of workforce and materials; commodity prices; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

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Canadian Oil Sands Limited
Allen Hagerman
Chief Financial Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Randy Provencal
Advisor, Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Exemption under Rule 12g3-2(b)

Canadian Oil Sands

January 31, 2005

VIA SEDAR

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Securities Registries, Government of the Northwest Territories
Nova Scotia Securities Commission
Nunavut
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Financial Services Commission
Registrar of Securities, Government of the Yukon Territory
TSX

Dear Sirs:

Re: Annual General Meeting of Canadian Oil Sands Trust

We advise the following with respect to the upcoming Annual General Meeting of Unitholders for Canadian Oil Sands Trust.

1.	Meeting Type	:	Annual and Special
2.	Security Description of Voting Issue	:	Trust Units
3.	CUSIP Number	:	13642L-10-0
4.	Record Date	:	March 10, 2005
5.	Meeting Date	:	April 25, 2005
6.	Meeting Location	:	Calgary, Alberta

Yours truly,

CANADIAN OIL SANDS TRUST,
by its manager **Canadian Oil Sands Limited**

Canadian Oil Sands Limited
2500 First Canadian Centre
350 - 7th Avenue S.W.
Calgary, Alberta, T2P 3N9
Canada
Tel: (403) 218-6200
Fax: (403) 218-6201
www.cos-trust.com